SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED Inc. (“AnorMED” or the “Company”). The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular will be mailed to AnorMED shareholders, is filed as an exhibit to this Statement and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 1.     SUBJECT COMPANY INFORMATION.
     The name of the subject company is AnorMED Inc., a corporation continued under the laws of Canada. The principal executive offices of the subject company are located at 200-20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5 (telephone: (604) 530-1057).
     The class of the equity securities to which the Genzyme Offer and this Statement relate is the common shares, no par value, of AnorMED (the “Common Shares”). As of September 1, 2006, there were 41,707,011 Common Shares outstanding.
Item 2.     IDENTITY AND BACKGROUND OF FILING PERSON.
     The person filing this statement is the Company, which is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.
     The Genzyme Offer is described in the Directors’ Circular. Based on information supplied by Dematal and Genzyme in the Schedule TO, the registered office of Dematal is located at 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia, Canada B3J 3N2, and the principal executive office of Genzyme is located at One Kendall Square, Cambridge, MA 02139.

Item 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Except as described in the Directors’ Circular, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) their respective executive officers, directors or affiliates or (2) the Offerors and their respective executive officers, directors and affiliates.
Item 4.     THE SOLICITATION OR RECOMMENDATION.
     The Company’s recommendation with respect to the Genzyme Offer and the reasons for its recommendation are included in the Directors’ Circular. The intentions of the Company, and the intentions of each of the Company’s executive officers, directors, affiliates and subsidiaries, with respect to the Genzyme Offer are described in the Directors’ Circular.
Item 5.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     The identity of all persons or classes of persons that are directly employed, retained or compensated to make recommendations with respect to the Genzyme Offer and summaries of the material terms of employment, retainer or compensation of such persons, is included in the Directors’ Circular.
Item 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Except as set forth in the Directors’ Circular, no transactions in AnorMED common shares have been effected during the past six months by AnorMED or any subsidiary of AnorMED or, to the knowledge of AnorMED, by any executive officer, director or affiliate of AnorMED.
Item 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Except as described in the Directors’ Circular, AnorMED is not undertaking or engaged in any negotiations in response to the Genzyme Offer that relate to:
(i)	a tender offer or other acquisition of AnorMED’s securities by AnorMED, any of its subsidiaries or any other person;

(ii)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving AnorMED or any of its subsidiaries;

(iii)	any purchase, sale or transfer of a material amount of assets of AnorMED or any of its subsidiaries; or

(iv)	any material change in the present dividend rate or policy, or indebtedness or capitalization of AnorMED.

     Except as described in the Directors’ Circular, AnorMED has not entered into any transaction, adopted any board resolution or signed any contract in response to the Genzyme Offer that relates to:
(i)	a tender offer or other acquisition of AnorMED’s securities by AnorMED, any of its subsidiaries or any other person;

(ii)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving AnorMED or any of its subsidiaries;

(iii)	any purchase, sale or transfer of a material amount of assets of AnorMED or any of its subsidiaries; or

(iv)	any material change in the present dividend rate or policy, or indebtedness or capitalization of AnorMED.
Item 8.     ADDITIONAL INFORMATION.
     None.
Item 9.     EXHIBITS

Exhibit	Description

(a)(2)(A)	Directors’ Circular, dated September 5, 2006

(a)(2)(B)	Press release of AnorMED Inc., dated September 5, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 5, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)	Directors’ Circular, dated September 5, 2006

(a)(2)(B)	Press release of AnorMED Inc., dated September 5, 2006